SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                _______________

                                   FORM 11-K




(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended       December 31, 1993


                                       OR


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ___________________


                        Commission File Number  0-10122



                  Savings Plan for Hourly-Rated Employees of
                 Magma Copper Company, Magma Metals Company,
                     San Manuel Arizona Railroad Company
                     and Magma Arizona Railroad Company


  (Full title of the plan and the address of the plan, if different from that of the issuer named below)

                              Magma Copper Company
                       7400 North Oracle Road, Suite 200
                             Tucson, Arizona  85704

  (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              MAGMA COPPER COMPANY

                                 SAVINGS PLAN
                        FOR HOURLY-RATED EMPLOYEES OF
                  MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                       SAN MANUEL RAILROAD COMPANY AND
                       MAGMA ARIZONA RAILROAD COMPANY



             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1993 AND 1992
             (prepared in accordance with the financial reporting
                 requirements of the Employee Retirement Income
                       Security Act of 1974, as amended),
             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                  SAVINGS PLAN
                         FOR HOURLY-RATED EMPLOYEES OF
                             MAGMA COPPER COMPANY,
                             MAGMA METALS COMPANY,
                        SAN MANUEL RAILROAD COMPANY AND
                         MAGMA ARIZONA RAILROAD COMPANY


                       FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1993 AND 1992
                            TOGETHER WITH REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

                                  SAVINGS PLAN
                         FOR HOURLY-RATED EMPLOYEES OF
                  MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                        SAN MANUEL RAILROAD COMPANY AND
                         MAGMA ARIZONA RAILROAD COMPANY

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1993 AND 1992





 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



 FINANCIAL STATEMENTS

      Statements of Net Assets Available for Plan Benefits as of December 31, 1993 and 1992

           Statement of Changes in Net Assets Available for
           Plan Benefits for the year ended December 31, 1993



 NOTES TO FINANCIAL STATEMENTS AND SCHEDULES



 SCHEDULES

       I Item 27a - Schedule of Assets Held for Investment Purposes as of
         December 31, 1993

       II Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1993

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


 To the Administration Committee of the
 Savings Plan For Hourly-Rated Employees
 of Magma Copper Company, Magma Metals Company,
 San Manuel Railroad Company and
 Magma Arizona Railroad Company:


 We have audited the accompanying statements of net assets available for plan benefits of the SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF MAGMA COPPER COMPANY, MAGMA METALS COMPANY, SAN MANUEL RAILROAD COMPANY AND MAGMA ARIZONA RAILROAD COMPANY as of December 31, 1993 and 1992, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF MAGMA COPPER COMPANY, MAGMA METALS COMPANY, SAN MANUEL RAILROAD COMPANY AND MAGMA ARIZONA RAILROAD COMPANY as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            ARTHUR ANDERSEN & CO.

 Tucson, Arizona,
 May 17, 1994.

                                  SAVINGS PLAN
                         FOR HOURLY-RATED EMPLOYEES OF
                  MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                        SAN MANUEL RAILROAD COMPANY AND
                         MAGMA ARIZONA RAILROAD COMPANY

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1993 AND 1992

                                                  1993           1992
                                              -----------     ----------

INVESTMENT FUNDS, at market value
   (Notes 1 and 2):
 Retirement Preservation Trust                $ 4,502,744     $       --
 Capital Fund                                   4,249,721      2,553,729
 Federal Securities Trust                       2,903,372      1,620,986
 Phoenix Fund                                     872,233        360,526
 Basic Value Fund                                 609,514        305,728
 Global Allocation Fund                            90,330             --
 Ready Assets Trust                                    --      3,359,341
                                               ----------      ---------
                                               13,227,914      8,200,310

 COMPANY STOCK, at market value                    81,804         55,431

 PARTICIPANT LOANS                                936,985        426,396
                                               ----------      ---------

 NET ASSETS AVAILABLE FOR PLAN BENEFITS       $14,246,703     $8,682,137
                                               ==========      =========












        The accompanying notes are an integral part of these statements.

                                  SAVINGS PLAN
                         FOR HOURLY-RATED EMPLOYEES OF
                  MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                        SAN MANUEL RAILROAD COMPANY AND
                         MAGMA ARIZONA RAILROAD COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                Retirement                     Federal
                               Preservation      Capital     Securities
                                   Trust           Fund         Trust
                               ------------    ----------    ----------

ADDITIONS TO NET ASSETS:
  Investment income -
    Interest and dividends     $  112,066      $  267,723    $  138,136
    Realized gain on sale
      of assets                        --          28,785         6,235
    Unrealized gain on
      assets                           --         147,952        23,073
                                ---------       ---------     ---------
                                  112,066         444,460       167,444
                                ---------       ---------     ---------

  Contributions (Note 1)
    Employee                      506,124       1,426,047       693,469
    Employer                       82,537         181,687       674,820
                                ---------       ---------     ---------
                                  588,661       1,607,734     1,368,289
                                ---------       ---------     ---------
      Total additions             700,727       2,052,194     1,535,733
                                ---------       ---------     ---------
  Transfers to/(from)
    investment options
    including participant
    loan transactions           3,902,678        (231,023)     (109,351)

DEDUCTIONS FROM NET ASSETS:
  Distributions to
   participants                  (100,661)       (125,179)     (143,996)
                                ---------       ---------     ---------
     Net increase (decrease)    4,502,744       1,695,992     1,282,386

NET ASSETS, beginning
  of year                              --       2,553,729     1,620,986
                                ---------       ---------     ---------
NET ASSETS, end of year        $4,502,744      $4,249,721    $2,903,372
                                =========       =========     =========


        The accompanying notes are an integral part of this statement.

                                  SAVINGS PLAN
                          FOR HOURLY-RATED EMPLOYEES OF
                   MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                         SAN MANUEL RAILROAD COMPANY AND
                         MAGMA ARIZONA RAILROAD COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                                  Basic          Global
                                  Phoenix         Value        Allocation
                                    Fund          Fund            Fund
                                ------------    ----------     ----------

ADDITIONS TO NET ASSETS:
  Investment income -
    Interest and dividends      $   93,479      $   33,531     $  3,386
    Realized gain on sale
      of assets                     10,437           7,682          417
    Unrealized gain on
      assets                        52,649          43,525          303
                                 ---------       ---------      -------
                                   156,565          84,738        4,106
                                 ---------       ---------      -------

  Contributions (Note 1)
    Employee                       267,930         247,663       11,070
    Employer                            --              --           --
                                 ---------       ---------      -------
                                   267,930         247,663       11,070
                                 ---------       ---------      -------
      Total additions              424,495         332,401       15,176
                                 ---------       ---------      -------
  Transfers to/(from)
    investment options
    including participant
    loan transactions               96,901          (6,145)      75,192

DEDUCTIONS FROM NET ASSETS:
  Distributions to
   participants                     (9,689)        (22,470)         (38)
                                 ---------       ---------      -------
     Net increase (decrease)       511,707         303,786       90,330
NET ASSETS, beginning
  of year                          360,526         305,728           --
                                 ---------       ---------      -------
NET ASSETS, end of year         $  872,233      $  609,514     $ 90,330
                                 =========       =========      =======


         The accompanying notes are an integral part of this statement.

                                  SAVINGS PLAN
                          FOR HOURLY-RATED EMPLOYEES OF
                   MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                         SAN MANUEL RAILROAD COMPANY AND
                         MAGMA ARIZONA RAILROAD COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                 Ready
                                 Assets     Company   Participant
                                 Trust       Stock       Loans      Totals
                              -----------  ---------  -----------  --------

ADDITIONS TO NET ASSETS:
 Investment income -
    Interest and dividends    $    68,716  $     75   $     --   $   717,112
    Realized gain on sale
      of assets                        --      (395)        --        53,161
    Unrealized gain on
      assets                           --     6,326         --       273,828
                               ----------   -------    -------    ----------
                                   68,716     6,006         --     1,044,101
                               ----------   -------    -------    ----------
  Contributions (Note 1)
    Employee                      755,901     5,042         --     3,913,246
    Employer                      173,524        --         --     1,112,568
                               ----------   -------    -------    ----------
                                  929,425     5,042         --     5,025,814
                               ----------   -------    -------    ----------
      Total additions             998,141    11,048         --     6,069,915
                               ----------   -------    -------    ----------
  Transfers to/(from)
    investment options
    including participant
    loan transactions          (4,275,316)   15,325    531,739            --
                               ----------   -------    -------    ----------

DEDUCTIONS FROM NET ASSETS:
  Distributions to
   participants                   (82,166)       --    (21,150)     (505,349)
                               ----------   -------    -------    ----------
    Net increase (decrease)    (3,359,341)   26,373    510,589     5,564,566

NET ASSETS, beginning
  of year                       3,359,341    55,431    426,396     8,682,137
                               ----------   -------    -------    ----------

NET ASSETS, end of year       $        --  $ 81,804   $936,985   $14,246,703
                               ==========   =======    =======    ==========


         The accompanying notes are an integral part of this statement.

                                  SAVINGS PLAN
                          FOR HOURLY-RATED EMPLOYEES OF
                   MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                         SAN MANUEL RAILROAD COMPANY AND
                         MAGMA ARIZONA RAILROAD COMPANY

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1993 AND 1992




 (1) DESCRIPTION OF PLAN:

 The following description of the Savings Plan for Hourly-Rated Employees of Magma Copper Company, Magma Metals Company, San Manuel Railroad Company and Magma Arizona Railroad Company (the Plan) provides only general information. More complete information regarding the Plan's provisions may be found in the plan document.

 General

 The Plan was established on January 1, 1987 by Magma Copper Company (the Company) and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

 Tax Status

 The Plan obtained its latest determination letter on July 14, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the
Code). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

 The Plan has not been restated in accordance with the Tax Reform Act of 1986 (TRA '86); however, the Plan administrator and the Plan's tax counsel believe the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Code. The Plan must be amended by December 31, 1994 to comply with TRA '86. It is the Plan Administrator's intent to do so and to request an updated tax determination letter at that time.

Trust

 The assets of the Plan are held by the MAGMA COPPER COMPANY TRUST FOR SAVINGS PLANS (the Trust). However, the records of each Plan within the Trust are maintained separately and certified by Merrill Lynch Trust Company (the Trustee) as being accurate and complete as reported therein. Expenses incurred by the Trustee in the performance of its duties, including fees for its services, are paid by the Company.

 Eligibility, Contributions and Vesting

 Hourly-rated employees are eligible to participate in the Plan after having completed sixty (60) working days from the date of employment with the Company. Participants can elect to contribute up to 12 percent of their annual compensation to the Plan. Participants may also elect to have all or a portion of their quarterly bonus credited to their account. Participants' contributions and deferred bonus contributions are fully vested at all times.

 The Plan provides that the Trustee may accept from a participant a contribution representing distributions from another plan which meets the requirements of
Section 401(a) of the Code. Such "rollover contributions" shall be fully vested and shall not be subject to, or affect in any way, the maximum contribution limitation.

 During 1992, the Plan was amended to provide for Company contributions (Note
4). The Company contributions will vest to the participant in accordance with the following schedule. Continuous service begins on the employee's date of hire.

                  Months of Continuous Service      Vesting %
                  ----------------------------      ---------

                             0-35                       0%
                             36-47                     40%
                             48-59                     60%
                             60 or more               100%

 Each participant's account is credited with the participant's contribution and an allocation of Plan earnings on a monthly basis. Allocations are based on participant account balances.

 For both employer and employee contributions, participants elect to have their accounts invested in various Merrill Lynch funds or in the common stock of the Company. Company contributions to the employees' accounts will be invested in the Federal Securities Trust unless the participant directs otherwise. A description of each Merrill Lynch fund is as follows:

 Retirement Preservation Trust

 This trust invests primarily in a broadly diversified portfolio of guaranteed investment contracts, U.S. government securities and high quality money market funds. It seeks to provide preservation of participants' investments and liquidity with income typically higher than money market funds.

Capital Fund

 The options in this fund are invested primarily in stock or convertible securities of corporations. Total investment return is the aggregate of income and capital value changes.

 Federal Securities Trust

 The investments in this fund include U.S. Treasury and Government agency securities, mortgage backed securities and options and futures transactions. This fund seeks high current return on investments.

 Phoenix Fund

 The options in this fund are invested in a diversified portfolio of equity and fixed income securities of issuers in weak financial condition which are believed to be undervalued. Investment in this fund is speculative and involves a high degree of risk and is designed for investors who do not require current income and who can afford the accompanying risk.

 Basic Value Fund

 The investments in this fund consist of securities, primarily equities, which are believed to be undervalued. Total investment return is the aggregate of income and capital value changes.

 Global Allocation Fund

 This fund includes United States and foreign equity, debt and money market securities. Total investment return is the aggregate of income and capital value changes.

 Ready Assets Trust

 This fund is a money market fund and consists of short-term financial instruments, including U.S. Treasury bills, bank certificates of deposit, securities and commercial paper. The security of these investments rests in the soundness of the underlying institutions.

 Forfeitures

 Forfeitures of terminated participants and nonvested Company contributions are held by the fund for twelve months following termination. If the terminated participant does not return to employment and active participation within the twelve months following termination of employment, forfeitures are used to reduce future Company contributions.

 Upon re-employment of a former participant, any forfeitures of nonvested Company contributions must be restored if the period of absence is less than five years and the initial distribution is repaid within two years of re-employment.




(2)          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 The financial statements of the Plan are prepared using the accrual method of accounting. The Plan's investment funds are stated at market value, as established by the Trustee at December 31, 1993 and 1992. Investments are recorded on the trade date.

(3)          PLAN TERMINATION:

 Although the Company intends to continue the Plan, the Company has the right to terminate the Plan at any time. If the Plan were terminated, all benefits would become payable to the participants after the payment of expenses incurred before the termination date.

 (4)         PLAN AMENDMENTS:

 The Plan was amended effective January 1, 1992, to provide for annual Company contributions. The contribution amount depends on the age of the employee with contributions ranging from $100 to $8,000 per employee. No further employer contributions shall be made on behalf of a participant after the Company has contributed $8,000.

 The Plan was amended effective July 15, 1993, to provide an additional investment option to participants. This option consists of the common stock of the Company. Such Company stock shall be acquired on the open market by the Trustee.

(5)          OMITTED SCHEDULES:

 Based on the information provided by the Trustee, the Plan had no lease commitments, obligations or leases in default, or party-in-interest transactions, as defined by ERISA, during the year ended December 31, 1993.

(6)          Reconciliation to Form 5500:

 Prior to January 1, 1992, distributions payable to participants were recognized as liabilities in the accompanying statements of net assets available for plan benefits. In accordance with the AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans, these amounts were reclassified as part of net assets available for plan benefits and totaled $104,946 and $36,325 as of December 31, 1993 and 1992, respectively. The Form 5500 requires that these amounts be recorded as liabilities of the Plan. Therefore, the beginning and ending year net assets amounts and the current year benefit payments do not agree with the audited financial statements.

                                                                SCHEDULE I

                                  SAVINGS PLAN
                          FOR HOURLY-RATED EMPLOYEES OF
                   MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                         SAN MANUEL RAILROAD COMPANY AND
                         MAGMA ARIZONA RAILROAD COMPANY

                                EIN # 86-0219794
                       ITEM 27a - SCHEDULE OF ASSETS HELD
                             FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1993
                                  Number of
Identify    Description           Shares or
of Issuer,       of        Due    Principal                        Market
Borrower    Investments    Date    Amount     Rate      Cost        Value
- - - - - ---------  -------------   ----   --------- -------  ----------- -----------

Merrill    Merrill Lynch
Lynch       Retirement
Trust       Preservation
Company     Trust          N/A    4,502,774 Various  $ 4,502,744 $ 4,502,744
           Merrill Lynch
            Capital Fund
            Class A shares N/A      151,938 Various    4,064,088   4,249,721
           Merrill Lynch
            Federal
            Securities
            Trust Class A
            shares         N/A      290,918 Various    2,880,363   2,903,372
           Merrill Lynch
            Phoenix Fund
            Class A shares N/A       64,850 Various      799,429     872,233
           Merrill Lynch
             Basic Value
             Fund Class A
             shares        N/A       26,081 Various      558,276     609,514
           Merrill Lynch
             Global
             Allocation
             Fund Class A
             shares        N/A        6,827 Various       89,996      90,330
                                                      ----------  ----------
                                                     $12,894,896 $13,227,914
                                                      ==========  ==========
Magma      Common stock    N/A        6,173   N/A    $    43,770 $    81,804
Copper                                                ==========  ==========
Company

Partici-   Participant
  pants      loans secured
             by vested
             benefits    11/30/97*  936,985 6-6.5%   $   936,985 $   936,985
                                                      ==========  ==========

*     There are several different maturity dates for the various participant
      loans.  This   date only represents one maturity date for one participant loan.

        The accompanying notes are an integral part of this schedule.

                                                                 SCHEDULE II


                                  SAVINGS PLAN
                          FOR HOURLY-RATED EMPLOYEES OF
                   MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                         SAN MANUEL RAILROAD COMPANY AND
                         MAGMA ARIZONA RAILROAD COMPANY

                                EIN # 86-0219794
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993







 The following Schedules of Reportable Transactions of the Plan have been taken directly from the annual trustee report of Merrill Lynch Trust Company. The transactions listed are those transactions or series of transactions in excess of 5% of the current value of beginning Plan assets.

















          The accompanying notes are an integral part of this schedule.

                                  Merrill Lynch
                    Schedule of Transactions in Excess of 5%
                              Magma Copper Company
                       Hourly Rated Employee Savings Plan
                                  Consolidation
                        For the Period 1/1/93 - 12/31/93

                              No.
Tran    Security              of            Shares              Cost/Book
Type   Description            Trans       Par Value               Value
- - - - - ----  ---------------         -----      ------------         -------------
      Opening Balance                                          8,682,215.77

      MUTUAL FUNDS

Buy   ML Phoenix Fund
        CL A                   89            42,856.24           566,541.06

Sell  ML Phoenix Fund
        CL A                   42             8,741.58           104,983.66

Buy   ML Fed Securities
        Trust CL A            110           167,906.52         1,675,899.09

Sell  ML Fed Securities
        Trust CL A            105            41,685.13           411,425.24

Buy   ML Capital Fund
        Class A               109            77,770.40         2,156,293.61

Sell  ML Capital Fund
        Class A                79            22,821.19           604,163.71

Buy   ML Basic Value Fund
        Class A                65            14,950.83           342,686.13

Sell  ML Basic Value Fund
        Class A                42             3,900.69            80,668.33

      MONEY MARKET

Buy   ML Ret Preservation
        Trust                  77         4,896,060.61         4,896,060.61

Sell  ML Ret Preservation
        Trust                  47           393,785.74           393,785.74

Buy   ML Ready Assets
        Trust                  92         1,109,622.51         1,109,622.51

Sell  ML Ready Assets
        Trust                  66         4,468,963.77         4,468,963.77

                                 Merrill Lynch
                    Schedule of Transactions in Excess of 5%
                              Magma Copper Company
                       Hourly Rated Employee Savings Plan
                                 Consolidation
                        For the Period 1/1/93 - 12/31/93



Tran   Security                      Proceeds                 Realized
Type  Description                     of Sale                 Gain/Loss
- - - - - ---- ---------------               ------------              -------------
     Opening Balance

     MUTUAL FUNDS

Buy  ML Phoenix Fund
       CL A                                 0.00                      0.00

Sell ML Phoenix Fund
       CL A                           117,919.73                 12,936.07

Buy  ML Fed Securities
       Trust CL A                           0.00                      0.00

Sell ML Fed Securities
       Trust CL A                     417,534.31                  6,109.07

Buy  ML Capital Fund
       Class A                              0.00                      0.00

Sell ML Capital Fund
       Class A                        637,038.44                 32,874.73

Buy  ML Basic Value Fund
       Class A                              0.00                      0.00

Sell ML Basic Value Fund
       Class A                         90,107.61                  9,439.28

     MONEY MARKET

Buy  ML Ret Preservation
       Trust                                0.00                      0.00

Sell ML Ret Preservation
       Trust                          393,785.74                      0.00

Buy  ML Ready Assets
       Trust                                0.00                      0.00

Sell ML Ready Assets
       Trust                        4,468,963.77                      0.00

                                   SIGNATURES






     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                        Employees Savings Plan


DATE June 23, 1994                      /s/ Douglas J. Purdom
                                        ---------------------------
                                        Douglas J. Purdom
                                        On behalf of the Administration
                                        Committee, Administrator of the
                                        Savings Plan for Hourly-Rated
                                        Employees of Magma Copper Company,
                                        Magma Metals Company, San Manuel
                                        Arizona Railroad Company and Magma
                                        Arizona Railroad Company